UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Limited Brands, Inc.

Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Limited Brands, Inc.

Three Limited Parkway

Columbus, Ohio 43230

Financial Statements and Supplemental Schedule

Limited Brands, Inc. Savings and Retirement Plan

Years Ended December 31, 2010 and 2009

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Limited Brands, Inc. Savings and Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of

Limited Brands, Inc. and

Plan Administrator of the Limited Brands, Inc.

Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Limited Brands, Inc. Savings and Retirement Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Columbus, Ohio
June 24, 2011

Limited Brands, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments (at fair market value)	$705,191,312	$568,133,128
Wrapper contracts (at fair market value)	655,277	541,035

Total investments	705,846,589	568,674,163

Receivable for contributions from employer	31,160,453	30,128,944
Cash and cash equivalents	1,334,181	1,339,864
Due from brokers	128,505	1,534,919
Accrued fees	297,147	152,401
Accrued interest and dividends	748	524,267

Total assets	738,767,623	602,354,558

Liabilities
Due to brokers	13,887,196	16,353,280
Administrative expenses payable	507,376	379,306

Total liabilities	14,394,572	16,732,586

Net assets reflecting all investments at fair value	724,373,051	585,621,972

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(32,825)	5,556,051

Net assets available for benefits	$724,340,226	$591,178,023

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009
Additions:
Investment income:
Net appreciation in fair value of investments	$88,343,126	$106,003,386
Dividends	17,589,589	2,386,848
Earnings from mutual funds	3,222,848	3,361,546
Earnings from investment contracts	2,611,419	3,551,178
Earnings from common collective trusts	4,365	5,284
Other earnings	768,165	652,211

Total investment income	112,539,512	115,960,453

Contributions:
Employer	48,843,351	47,234,624
Participant deferrals	30,643,912	29,282,152
Participant rollovers	1,515,770	600,371

Total contributions	81,003,033	77,117,147

Total additions	193,542,545	193,077,600

Deductions:
Distributions to participants	58,254,366	63,201,035
Administrative expenses	2,125,976	1,849,035

Total deductions	60,380,342	65,050,070

Net increase	133,162,203	128,027,530

Net assets available for benefits:
Beginning of year	591,178,023	463,150,493

End of year	$724,340,226	$591,178,023

See accompanying notes.

1. Description of the Plan

General

The Limited Brands, Inc. Savings and Retirement Plan (“the Plan”) is a defined contribution plan covering eligible employees of Limited Brands, Inc. and its affiliates (“the Employer”). The following description of the Plan provides only general information. Participants should refer to the Plan document (as amended and restated effective as of January 1, 2010) for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Significant Plan Amendments

Effective January 1, 2010, the Plan was amended to increase the maximum participant voluntary tax-deferred contribution as a percent of annual eligible compensation, to adjust the eligibility requirements for certain full-time employees, and to increase the minimum annual hours required for participants to receive the annual Employer retirement contribution and be credited with a year of vested service. The amendment’s provisions had no material effect on the financial statements either individually or in the aggregate.

Eligibility

Effective January 1, 2010, employees become eligible to participate in the Plan upon becoming at least 21 years of age and either (1) a full-time employee, or (2) a part-time employee having completed a year of employment with 1,000 or more hours of service. Prior to 2010, full-time employees could not participate prior to completing a year of employment with 1,000 or more hours of service.

All employees eligible to participate in the Plan must complete a year of employment with 1,000 or more hours of service to become eligible for Employer contributions.

Contributions

Employer contributions:

The Employer provides a matching contribution of 100% of each participant’s voluntary contributions up to 4% of annual eligible compensation.

The Employer also provides a non-elective annual retirement contribution equal to a percentage of annual eligible compensation to such eligible participants who are employed on the last day of the Plan year and have completed 1,000 or 500 hours of service during the Plan year for 2010 and 2009, respectively.

Annual retirement contributions are determined based on each participant’s annual eligible compensation and accumulated years of vested service as follows:

Years of Vested Service	Earnings Up To Social Security Wage Base	Earnings Above Social Security Wage Base
Less than 5 years	3%	6%
5 or more years	4%	8%

Annual eligible compensation used to determine Employer contributions is based on each participant’s qualified plan compensation less any compensation received prior to becoming eligible for Employer contributions, and is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual compensation limit was $245,000 for the years ended December 31, 2010 and 2009.

Participant voluntary contributions:

Participants may elect to make voluntary tax-deferred contributions up to 75% in 2010 and up to 15% in 2009 of annual eligible compensation up to the maximum contribution permitted under Section 402(g) of the Code adjusted annually ($16,500 for the years ended December 31, 2010 and 2009). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.

Plan participants age 50 or above before the end of the Plan year whose contributions to the Plan reach the maximum amount allowed by the Plan are eligible to make voluntary “catch up” contributions to the Plan. Catch-up contributions are limited to the maximum permitted under Section 414(v) of the Code adjusted annually ($5,500 for the years ended December 31, 2010 and 2009). Catch-up contributions are not eligible for Employer matching contributions.

Investment Options

Both the Employer and participant contributions are directed solely through each participant’s election into investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan’s investment options offered as of December 31, 2010 include six mutual funds, one unitized pooled mutual fund, six common collective trusts, one pooled account of the Employer’s common stock, one pooled account of common collective trusts and synthetic investment contracts, and self-managed brokerage accounts. The Employer periodically reviews and may make changes to the investment choices available. On June 30, 2010, the Plan eliminated two pooled accounts for the common stock of former affiliates.

If a participant makes no investment fund election, any contributions made into the participant’s account are invested into the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate Schwab Managed Retirement Trust Fund, which is selected based on the participant’s date of birth.

Participant Accounts

Each participant’s account is credited with the participant’s and Employer contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting

Participants are fully and immediately vested in all voluntary, rollover, and Employer matching contributions. Participants become vested in the Employer retirement contributions over a period of 6 years of vested service as follows:

Years of Vested Service	Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

Employees hired on or after January 1, 2010 are credited with a year of vested service for each Plan year in which they have at least 1,000 hours of service. Employees hired prior to January 1, 2010 are credited with a year of vested service for each Plan year in which they have at least 500 hours of service.

Payment of Benefits

The full value of a participant’s account becomes payable upon retirement, disability or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, becomes payable. Terminated participants whose vested account balances are greater than $1,000 have the option of leaving their accounts invested in the Plan until they reach age 65.

Participants whose account balances are invested in pooled accounts of Employer stock have the option of receiving such amounts in whole shares of Employer securities and cash for any fractional shares. Participants have the option of having benefits paid directly to an eligible retirement plan specified by the participant.

The Plan allows any qualifying actively-employed participant to withdraw all or a portion of his or her vested account balance through an in-service withdrawal. The Plan provides certain in-service withdraw options including an age 59 1/2 withdrawal, early withdrawal, or a financial hardship withdrawal.

Amounts Allocated to Participants Withdrawn from the Plan

Amounts allocated to participants withdrawn from the Plan, but not yet paid, were $764,887 and $4,439 as of December 31, 2010 and 2009, respectively.

Forfeitures

Forfeitures are used to reduce the Employer’s required contributions, and if so elected by the Employer, to reduce administrative expenses. Forfeitures used to reduce contributions were $1,501,923 and $1,508,333 for the years ended December 31, 2010 and 2009, respectively. Forfeitures used to pay administrative expenses were $192,391 and $189,366 for the years ended December 31, 2010 and 2009, respectively. There were no unused forfeitures at December 31, 2010 or 2009.

Administrative Expenses

Expenses of the Plan are deducted from participants’ accounts as follows:

1)	a participant fee of $2.50 per quarter;
2)	third-party administrative expenses allocated to participant accounts based on the total number of accounts;
3)	a $20 disbursement fee for withdrawals and terminations; and
4)	a $50 annual fee for participants having a self-managed brokerage account.

Investments in pooled Employer stock funds are charged an administrative fee of 3 basis points on such investment fund balances through a reduction in earnings. Investments in the Plan’s Stable Value Fund are charged an administrative fee of 30 basis points on such investment fund balances through a reduction in earnings.

The Employer pays any additional Plan expenses from accumulated forfeitures.

The Plan pays no indirect expenses, as all revenue sharing arrangements and sub transfer fees are reflected as direct expenses on the Plan’s financial statements. The investment funds pay such administrative fees to the Plan’s trustee by crediting the Plan’s trust accounts, from which the Plan’s trustee subsequently withdraws such fee payments. Fees paid through the Plan’s trust accounts in this manner were $767,877 and $616,644 for the years ended December 31, 2010 and 2009, respectively, and are reported in the Plan’s financial statements in both administrative expenses and also as other earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, as required by Accounting Standards Codification (“ASC”) 962, Plan Accounting – Defined Contribution Pension Plans, including investment valuation and income recognition. Participant benefit payments are recorded upon distribution. The Plan year is January 1 through December 31.

Use of Estimates

The Plan prepares its financial statements in conformity with US generally accepted accounting principles (“GAAP)”, which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Notes 1, 3, 4 and 5. Any investment is exposed to various risks, such as interest rate, market and credit risks. These risks could have a material effect on participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Recently Issued Accounting Pronouncements

Fair Value Measurements:

In January 2010, the Financial Accounting Standards Board issued Accounting Standard Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), which amends ASC 820, Fair Value Measurement and Disclosures. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of Levels 1 and 2 fair value measurements and the reasons for the transfers and further disaggregating activity in Level 3 fair value measurements. This guidance is effective for interim and annual reporting periods beginning in 2010, except for the new disclosures regarding the activity in Level 3 measurements, which will be effective in 2011. The Plan adopted this guidance for 2010, except for the new disclosure regarding the activity in Level 3 measurements, which the Plan will adopt beginning in 2011. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Adjustment from Fair Value to Contract Value

In accordance with the FASB authoritative guidance included in ASC 962, Defined Contribution Pension Plans, the Statements of Assets Available for Benefits present investment contracts at fair value. However, contract value is the relevant measurement attribute for the Plan’s fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

3. Investments

The Plan’s investments are held by Wells Fargo Bank, N.A., trustee of the Plan.

The following table presents balances at December 31, 2010 and 2009 for the Plan’s current investments. Investments that represent five percent or more of the Plan’s net assets at December 31, 2010 or 2009 are separately identified.

	December 31,
	2010	2009
Investments at fair value as determined by:
Quoted market price:
Common stocks:
Limited Brands, Inc.	$128,902,578	$73,820,032
Common stocks – other	2,572,234	4,415,567
Mutual funds:
Vanguard Institutional Index Fund	86,880,437	75,305,885
Managers Cadence Capital Appreciation Fund (formerly Allianz CCM Capital Appreciation Fund)	47,463,867	40,542,156
Dodge & Cox Stock Fund	45,156,202	37,867,986
Artisan International Investor Shares	36,976,537	34,444,360
Mutual funds – other	58,405,910	46,695,318
Other investments	27,422	19,203
Estimated fair value:
Synthetic investment contracts	165,874,928	163,325,464
Common collective trusts:
Schwab Managed Retirement Trust – 2040 Class II	37,733,504	24,026,581
Common collective trusts - other	62,818,384	44,374,031
Unitized pooled mutual fund	33,034,586	23,837,580

Total investments at fair value	$705,846,589	$568,674,163

The appreciation (depreciation) in fair value of the Plan’s investments, including investments bought, sold, and held during the year, for the years ended December 31, 2010 and 2009, is as follows:

	December 31,
	2010	2009
Net appreciation (depreciation) in fair value of investments as determined by:
Quoted market price:
Common stocks	$43,238,203	$38,060,342
Mutual funds	30,256,468	49,014,901
Other investments	(14,587)	79,763

	73,480,084	87,155,006
Estimated fair value:
Common collective trusts	12,562,978	16,239,700
Unitized pooled mutual fund	2,300,064	2,608,680

	14,863,042	18,848,380

Net appreciation in fair value of investments	$88,343,126	$106,003,386

4. Fair Value Measurements

The authoritative guidance included in ASC 820, Fair Value Measurements and Disclosure, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	Quoted market prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2010 and 2009.

Mutual funds and common stocks: are determined by quoted market prices and are classified within Level 1 of the valuation hierarchy.

Common collective trusts (“CCTs”) and the unitized pooled mutual fund: are valued at the respective net asset values (“NAV”) as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these funds. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Synthetic investment contracts (“SICs”): are portfolios of securities (debt securities or units of common collective trusts) owned by the Plan with wrapper contracts. The fair value of such wrapper contracts is determined based on the present value of the expected contract fees discounted at current market rates. A limited number of the underlying investments in debt securities (corporate debt instruments, U.S government and federal agency obligations and U.S. government-sponsored enterprise obligations) are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specified security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within either Level 2 or 3 of the valuation hierarchy. SICs may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Plan to sell a contract at a fair price and may substantially delay the sale of contracts which the Plan seeks to sell (see Note 5). In addition, wrapper contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due. These are classified under Level 3 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009. ASC 820-10 requires investments to be shown by major security types.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
CCT Equity funds (a)	$—	$100,551,888	$—	$100,551,888
Common stocks
Retail industry	129,147,969	—	—	129,147,969
Other	2,326,843	—	—	2,326,843

Total common stocks	131,474,812	—	—	131,474,812

Mutual funds
Balanced funds	27,460,766	—	—	27,460,766
Equity funds	207,905,086	—	—	207,905,086
International funds	37,234,012	—	—	37,234,012
Other funds	2,283,089	—	—	2,283,089

Total mutual funds	274,882,953	—	—	274,882,953

Synthetic investment contracts:
CCT bond funds (b)	—	24,111,697	—	24,111,697
Corporate bonds	—	34,123,884	—	34,123,884
CCT fixed income funds (c)	—	24,170,533	—	24,170,533
Government obligations	8,324,407	73,933,028	556,102	82,813,537
Wrapper contracts	—	—	655,277	655,277

Total synthetic investment contracts	8,324,407	156,339,142	1,211,379	165,874,928

Unitized pooled mutual (d) bond fund	—	33,034,586	—	33,034,586
Other investments	27,422	—	—	27,422

Total assets at fair value	$414,709,594	$289,925,616	$1,211,379	$705,846,589

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
CCT Equity funds (a)	$—	$68,400,612	$—	$68,400,612
Common stocks
Retail industry	76,268,790	—	—	76,268,790
Other	1,966,809	—	—	1,966,809

Total common stocks	78,235,599	—	—	78,235,599
Mutual funds
Balanced funds	24,862,570	—	—	24,862,570
Equity funds	175,278,799	—	—	175,278,799
International funds	34,567,080	—	—	34,567,080
Other funds	147,256	—	—	147,256

Total mutual funds	234,855,705	—	—	234,855,705
Synthetic investment contracts:
CCT bond funds (b)	—	23,013,972	—	$23,013,972
Corporate bonds	—	35,568,643	513,259	36,081,902
CCT fixed income funds (c)	—	24,242,742	—	24,242,742
Foreign bonds	—	1,765,855	—	1,765,855
Government obligations	13,070,908	64,609,050	—	77,679,958
Wrapper contracts	—	—	541,035	541,035

Total synthetic investment contracts	13,070,908	149,200,262	1,054,294	163,325,464
Unitized pooled mutual (d) bond fund	—	23,837,580	—	23,837,580
Other investments	14,400	4,803	—	19,203

Total assets at fair value	$326,176,612	$241,443,257	$1,054,294	$568,674,163

(a)

This category includes funds designed to provide single investment portfolios that adjust over time to meet the changing risk and return objectives of investors based on retirement date. The funds are diversified across several asset classes, including, but not limited, to Large Cap Equities, Mid Cap Equities, Small Cap Equities, International Equities, Fixed Income and Stable Value.

(b)

This category includes investments in U.S. government and agency obligations, asset-backed securities, commercial and residential mortgaged-backed securities, corporate debt securities and FDIC-insured debt securities.

(c)	This category includes short-term investments in U.S. government and agency obligations, commercial paper, certificates of deposits and repurchase agreements.
(d)	This category invests in Wells Fargo Collective Fund for Pimco Total Return. Total Return is a core bond portfolio strategy that seeks maximum current income and price appreciation consistent with the preservation of capital and prudent risk taking. All sectors of the bond markets are utilized.

Gains and Losses on Level 3 Investments

The following tables set forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2010 and 2009.

	Level 3 Assets Year Ended December 31, 2010
	Corporate Bonds	Government Obligations	Wrapper Contracts	Total
Balance at December 31, 2009	$513,259	$—	$541,035	$1,054,294
Total net unrealized gains included in net investment income in the Statements of Changes in Net Assets Available for Benefits	566,569	—	—	566,569
Total net realized losses included in net investment income in the Statements of Changes in Net Assets Available for Benefits	(444,650)	—	—	(444,650)
Total net unrealized gains not included in net investment income in the Statements of Changes in Net Assets Available for Benefits	—		114,242	114,242
Net purchases	(277,736)	556,102	—	278,366
Net transfers out of Level 3	(357,442)	—	—	(357,442)

Balance at December 31, 2010	$—	$556,102	$655,277	$1,211,379

The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—	$—	$—	$—

Transfers into level 3 are recorded at the beginning of the year and transfers out of level 3 are recorded at the end of the year. The Plan had no significant transfers between Level 1 and Level 2.

	Level 3 Assets Year Ended December 31, 2009
	Corporate Bonds	Wrapper Contracts	Total
Balance at December 31, 2008	$3,212,309	$378,075	$3,590,384
Total net unrealized gains included in net investment income in the Statements of Changes in Net Assets Available for Benefits (a)	2,153,094	—	2,153,094
Total net realized losses included in net investment income in the Statements of Changes in Net Assets Available for Benefits	(1,629,196)	—	(1,629,196)
Total net unrealized gains not included in net investment income in the Statements of Changes in Net Assets Available for Benefits	—	162,960	162,960
Net sales	(2,308,404)	—	(2,308,404)
Net transfers out of Level 3	(914,544)	—	(914,544)

Balance at December 31, 2009	$513,259	$541,035	$1,054,294

The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$15,175	$—	$15,175

Transfers into level 3 are recorded at the beginning of the year and transfers out of levels 3 are recorded at the end of the year. The Plan had no significant transfers between Level 1 and Level 2.

5. Investment Contracts

Nature of Investment Contracts

The Plan, under its Stable Value Fund investment option, invests primarily in SICs. In a SIC structure, the underlying investments are owned by the Plan and held in trust for Plan participants. The Plan enters into wrapper contracts from third-party insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by the Plan). The wrapper contract provides that the adjustments to the interest crediting rate will not result in future interest crediting rates that are less than zero. These wrapper contracts are designed to insulate the Plan from investment losses as a result of movements in interest rates.

However, they generally do not protect the Plan from loss if a wrapper provider defaults. A default by the wrapper provider on its obligation could result in a decrease in the value of the Plan’s assets.

In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments, including accrued interest, the wrapper provider becomes obligated to pay the difference to the Plan in the event that Plan redemptions result in a total contract liquidation. In the event that there are partial Plan redemptions that would otherwise cause the contract’s crediting rate to fall below zero percent, the wrapper provider is obligated to contribute to the Plan an amount necessary to maintain the contract’s crediting rate at a minimum of zero percent. The circumstances under which payments are made and the timing of payments between the Plan and the wrapper provider may vary based on the terms of the wrapper contract.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for wrapper contracts include:

•	The level of market interest rates;
•	The amount and timing of participant contributions, transfers and withdrawals in/out of the wrapper contract;
•	The investment returns generated by the fixed income investments that back the wrapper contract; and
•	The duration of the underlying fixed income investments backing the wrapper.

The Plan has no reserves against the contract value for credit risk of the contract issuer or otherwise. The average annual yield for the investment contracts was approximately 4.94% and 8.32% for the years ended December 31, 2010 and 2009, respectively. The average annual yield adjusted to reflect the rate credited to participants was approximately 1.48% and 2.00% for the years ended December 31, 2010 and 2009, respectively.

The wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis according to each contract.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Plan’s Stable Value Fund investment option are paid at contract value, but are funded through the market value liquidation of the underlying investments, also impacting the interest crediting rate. The resulting difference between the market value of the underlying investments relative to the wrapper contract value is presented on the Plan’s Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer’s election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. While the Employer does consider that the spin-off or sale of an affiliate is possible, they do not consider these or other events to limit the ability of the Plan to transact at contract value.

Issuer-Initiated Contract Termination

Wrapper contracts generally are evergreen contacts that contain termination provisions. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, failure to make fee payments to the issuer, determination that any of the transactions are or will become prohibitive and material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a guaranteed investment contract, at the hypothetical market value based upon a contractual formula).

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 28, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the plan is qualified and the related trust is tax-exempt.

U.S GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. Plan Administration

The Retirement Plan Committee, comprised of members appointed by the Compensation Committee of the Board of Directors of the Employer, administers the Plan. The Board of Directors has delegated the day-to-day administrative duties to the Retirement Plan Committee.

8. Plan Termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. Limited Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

9. Parties-in-Interest

On March 31, 2010, Wachovia Bank, N.A. completed its integration into Wells Fargo Bank, N.A., pursuant to the December 31, 2008 merger of Wells Fargo & Company (“Wells Fargo”) with Wachovia Corporation, through which Wells Fargo acquired all of Wachovia Corporation and its businesses and obligations. There was no material impact to the Plan as a result of the integration.

Wells Fargo Bank, N.A., trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$724,340,226	$591,178,023
Contract value above (below) fair value	32,825	(5,556,051)
Amounts allocated to withdrawing participants	(764,887)	(4,439)

Net assets available for benefits per Form 5500	$723,608,164	$585,617,533

The following is a reconciliation of total additions per the financial statements to the total earnings per the Form 5500:

Year Ended December 31, 2010
Total additions per the financial statements	$193,542,545
Adjustments from contract value to fair value	5,588,876

Total income per Form 5500	$199,131,421

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2010
Benefits paid to participants per the financial statements	$58,254,366
Amounts allocated to withdrawing participants:
At December 31, 2010	764,887
At December 31, 2009	(4,439)

Benefits paid to participants per Form 5500	$59,014,814

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Supplemental Schedule

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Limited Brands, Inc.	Common Stock – 4,194,682 – shares	$128,902,578
	Schwab Managed Retirement Trust 2040 Class II	Common Collective Trust – 2,051,849 – shares	37,733,504
	Schwab Managed Retirement Trust 2030 Class II	Common Collective Trust – 1,840,983 – shares	33,524,293
	Schwab Managed Retirement Trust 2020 Class II	Common Collective Trust – 1,090,070 – shares	19,130,723
	Schwab Managed Retirement Trust 2010 Class II	Common Collective Trust – 395,956 – shares	6,553,071
	Schwab Managed Retirement Trust 2050 Class II	Common Collective Trust – 263,146 – shares	2,573,563
	Schwab Managed Retirement Trust Income Class II	Common Collective Trust – 79,443 – shares	1,036,734
	Vanguard Institutional Index Fund	Mutual Fund – 755,416 – shares	86,880,437
	Managers Cadence Capital Appreciation	Mutual Fund – 2,854,111 – shares	47,463,867
	Dodge & Cox Stock Fund	Mutual Fund – 419,044 – shares	45,156,202
	Artisan International Investor Shares	Mutual Fund – 1,703,988 – units	36,976,537
	Hartford Midcap Holdings Fund	Mutual Fund – 1,077,267 – shares	27,728,860
	American Funds Balanced Fund	Mutual Fund – 1,531,757 – shares	27,433,765
*	Wells Fargo Heritage Money Market Fund	Mutual Fund – 1,172,379 – shares	1,172,379
	PIMCO Total Return Fund	Collective Fund – 2,296,712 – shares	33,034,586
	Self Directed Brokerage Accounts		4,670,562

	Pooled Stable Value Fund
	RiverSource Trust Income Fund I	Common Collective Trust – 100,390 – shares	8,352,850
	RiverSource Trust Money Market Fund I	Common Collective Trust – 1,953,686 – shares	1,953,686

	Synthetic Contracts and Underlying Investments
	Bank of America I Wrapper	Contract Wrapper – 1.89%	37,068
	Bank of America II Wrapper	Contract Wrapper – 1.63%	52,363
	IXIS I Wrapper	Contract Wrapper – 1.73%	95,131
	IXIS II Wrapper	Contract Wrapper – 1.60%	26,660
	JP Morgan Wrapper	Contract Wrapper – 1.86%	79,594
	Pacific Life Wrapper	Contract Wrapper – 2.05%	44,703
	RaboBank Wrapper	Contract Wrapper – 1.86%	23,332
	State Street Wrapper	Contract Wrapper – 1.60%	95,687
	Royal Bank of Canada Wrapper	Contract Wrapper – 1.94%	93,056
	Monumental I Wrapper	Contract Wrapper – 2.29%	102,449
	Monumental II Wrapper	Contract Wrapper – 1.47%	5,234
	RiverSource Trust Bond Fund	Common Collective Trust – 1,177,904 – shares	24,111,697
	RiverSource Trust Money Market Fund I	Common Collective Trust – 13,861,635 – shares	13,863,997
	FNMA TBA	Government Obligation – 5.00% – due 01/01/18	3,522,314
	FHLMC TBA	Government Obligation – 6.00% – due 01/01/33	3,249,375
	FEDERAL HOME LN MTG CORP MTN	Government Obligation – 4.00% – due 06/12/13	2,959,812
	FHLMC GOLD TBA 15YR	Government Obligation – 3.50% – due 01/15/26	2,313,657
	FEDERAL NATL MTGE ASSN POOL #930958	Government Obligation – 5.00% – due 04/01/39	2,175,036
	FHLMC REMIC SERIES 3676	Government Obligation – 4.00% – due 07/15/24	2,080,301
	FANNIE MAE	Government Obligation – 1.63% – due 10/26/15	1,862,353
	UNITED STATES TREAS NTS	Government Obligation – 3.63% – due 08/15/19	1,852,164
	FNMA MORT #AD0319	Government Obligation – 5.50% – due 10/01/39	1,622,444
	FNMA TBA 15YR	Government Obligation – 3.50% – due 01/15/26	1,560,656
	FEDERAL HOME MORTGAGE CORP POOL #G04688	Government Obligation – 5.50% – due 09/01/38	1,499,611
	FEDERAL NATL MTGE ASSN POOL #995753	Government Obligation – 4.50% – due 05/01/24	1,470,441
	FNMA 10 YEAR	Government Obligation – 3.50% – due 10/01/20	1,430,290
	UNITED STATES TREAS NTS	Government Obligation – 2.25% – due 11/30/17	1,388,647
	GNMA REMIC TRUST 2009-99 A	Government Obligation – 3.42% – due 11/16/35	1,378,908
	FEDERAL NATL MTGE ASSN POOL #745418	Government Obligation – 5.50% – due 04/01/36	1,309,839
	GNMA REMIC TRUST 2009-105	Government Obligation – 3.40% – due 12/16/50	1,248,245
	GNMA REMIC	Government Obligation – 2.46% – due 08/16/22	1,244,789
	UNITED STATES TREAS NTS	Government Obligation – 1.38% – due 11/30/15	1,221,130
	GNMA REMIC TRUST 2009-114	Government Obligation – 3.10% – due 12/16/38	1,214,063
	FNMA TBA	Government Obligation – 4.50% – due 01/01/19	1,153,109
	BARCLAYS BK PLC	Corporate Bond – 2.70% – due 03/05/12	1,146,066
	BSCMS 2005-T20-A2	Corporate Bond – 5.13% – due 10/12/42	1,089,672
	FORD CR AUTO TR 2009-E	Corporate Bond – 2.42% – due 11/15/14	1,026,335
	FEDERAL NATL MTG ASSN	Government Obligation – 1.60% – due 11/23/15	1,015,042
	PRIVATE EXPORT	Corporate Bond – 3.05% – due 10/15/14	1,002,332

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	FNMA POOL#AE0085	Government Obligation – 0.55% – due 06/01/40	981,131
	FNMA 889052	Government Obligation – 6.00% – due 02/01/38	973,410
	GE CAP CCMT TALF 2009-2 A	Corporate Bond – 3.69% – due 07/15/15	936,365
	FNMA REMIC TRUST 2010-87B	Government Obligation – 4.00% – due 02/25/24	917,771
	GNMA SERIES 2009-80	Government Obligation – 3.08% – due 03/16/38	916,770
	GNMA REMIC TRUST 2010-74	Government Obligation – 2.63% – due 09/16/33	912,424
	WBCMT 2006-C29-A4	Corporate Bond – 5.31% – due 11/15/48	905,893
	WBCMT 2006-C27-APB	Corporate Bond – 5.73% – due 07/17/04	900,329
	UNITED STATES TREAS NTS	Government Obligation – 1.88% – due 10/31/17	877,513
	UNITED STATES TREAS NTS	Government Obligation – 3.50% – due 05/15/20	874,586
	GNMA REMIC TRUST 2010-148	Government Obligation – 1.69% – due 11/16/35	866,103
	GNMA REMIC TRUST 2010-100	Government Obligation – 2.35% – due 06/16/50	853,929
	CDC COMMERCIAL MTGE	Corporate Bond – 5.68% – due 11/15/30	849,017
	FNMA #725425	Government Obligation – 5.50% – due 04/01/34	836,654
	WORLD OMNI AUTO REC TR	Corporate Bond – 0.03% – due 05/15/13	817,638
	GNMA REMIC TRUST 2010-83	Government Obligation – 2.02% – due 10/16/50	797,942
	FNMA #745727	Government Obligation – 4.91% – due 05/01/16	793,918
	FNMA #745563	Government Obligation – 5.50% – due 08/01/34	784,570
	GE CAPITAL CREDIT CARD MASTER NOTE TRUST 2010-3 A	Corporate Bond – 2.21% – due 06/15/13	763,122
	CDN IMPERIAL BK OF COMMERCE	Corporate Bond – 1.45% – due 09/13/13	756,692
	GNMA REMIC TRUST 2010-122 A	Government Obligation – 1.90% – due 01/16/32	748,306
	FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL NBR #0974740	Government Obligation – 6.00% – due 04/01/23	747,928
	FNMA #888414	Government Obligation – 5.00% – due 11/01/35	730,850
	UNITED STATES TREAS NTS	Government Obligation – 2.63% – due 08/15/20	723,261
	GCCFC 2007-GG9-A2	Corporate Bond – 5.38% – due 03/10/39	721,190
	LB-UBS CMBS 2007-C7	Corporate Bond – 5.87% – due 09/15/45	715,224
	CNH EQUIPMENT TR	Corporate Bond – 5.65% – due 01/15/16	711,903
	UNITED STATES TREAS NTS	Government Obligation – 3.13% – due 05/15/19	710,223
	FNMA MORTPASS PN#AE4151	Government Obligation – 3.50% – due 10/01/20	704,346
	GNMA REMIC TRUST 2010-52	Government Obligation – 2.94% – due 08/16/27	680,625
	UNITED STATES TREAS NTS	Government Obligation – 2.63% – due 11/15/20	676,883
	GENERAL ELEC CAP CORP MTN BE	Corporate Bond – 5.90% – due 05/13/14	668,775
	GOLDMAN SACHS GROUP INC	Corporate Bond – 5.13% – due 01/15/15	658,809
	FGLMC 6 2008	Government Obligation – 6.00% – due 12/01/38	657,031
	GNMA REMIC TRUST 2010-65 A	Government Obligation – 2.02% – due 11/16/28	645,974
	MSC 2006-HQ9-AAB	Corporate Bond – 5.68% – due 07/12/44	641,748
	MORGAN STANLEY	Corporate Bond – 5.38% – due 10/15/15	637,029
	FNMA #387608	Government Obligation – 4.48% – due 09/01/15	632,165
	COOPERATIEVE CENTRALE RAIFF	Corporate Bond – 2.13% – due 10/13/15	631,543
	JPMORGAN CHASE & CO	Corporate Bond – 3.70% – due 01/20/15	630,861
	VERIZON PENNSYLVANIA	Corporate Bond – 5.65% – due 11/13/11	624,528
	FNMA #735224	Government Obligation – 5.50% – due 02/01/35	623,044
	HARLEY DAVIDSON TR TALF 2009 A-4	Corporate Bond – 3.32% – due 02/15/17	620,750
	FEDERAL HOME LN MTG CORP	Government Obligation – 0.50% – due 09/17/13	620,201
	ROYAL BANK OF SCOTLAND GTD NTS	Corporate Bond – 2.65% – due 04/23/12	618,201
	BANK AMER FDG CORP	Corporate Bond – 7.38% – due 05/15/14	616,552
	GREAT AMER LS REC TALF 2009- A-4	Corporate Bond – 3.19% – due 12/15/13	615,341
	FANNIE MAE 2010-M4	Government Obligation – 2.00% – due 04/15/13	610,512
	FREDDIE MAC GIANT	Government Obligation – 6.00% – due 09/01/38	607,035
	BANK NEW YORK MTN BK ENT	Corporate Bond – 2.95% – due 06/18/15	602,094
	PACIFIC GAS & ELEC CO	Corporate Bond – 4.80% – due 03/01/14	588,960
	UNITED STATES TREAS NTS	Government Obligation – 1.25% – due 04/15/14	572,027
	FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL NBR #0725066	Government Obligation – 6.00% – due 12/01/33	570,825
	FEDERAL HOME LN MTG CORP	Government Obligation – 0.63% – due 01/28/13	565,648
	UNITED STATES TREAS NTS	Government Obligation – 1.88% – due 07/15/15	564,789
	HARLEY-DAVIDSON MT TALF 2009-4	Corporate Bond – 2.40% – due 07/15/14	561,455
	GNMA REMIC TRUST 2011	Government Obligation – 2.20% – due 01/16/35	556,102
	FNMA #638591	Government Obligation – 6.50% – due 04/01/32	553,846
	FNMA #766731	Government Obligation – 5.00% – due 03/01/34	551,410
	H 1G 1G087	Government Obligation – 4.71% – due 07/01/35	546,692
	FNMA #785506	Government Obligation – 5.00% – due 06/01/34	528,478
	GCCFC 2003-C2 A3	Corporate Bond – 4.53% – due 07/05/10	512,891

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	FEDERAL HOME MORTGAGE CORP POOL #J13715	Government Obligation – 3.50% – due 12/01/20	510,547
	BACM 2006-2-AAB	Corporate Bond – 5.72% – due 05/10/36	510,447
	GNMA_10-159	Government Obligation – 2.16% – due 01/16/33	506,017
	JPMCC 2005-CIBC12	Corporate Bond – 4.85% – due 09/12/37	502,115
	GNMA REMIC TRUST 2010-141 A	Government Obligation – 1.86% – due 08/16/31	501,480
	GNMA REMIC TRUST 2010-102	Government Obligation – 1.85% – due 07/16/32	497,726
	FORD CREDIT	Corporate Bond – 4.00% – due 09/15/15	494,349
	RAMC 2006-1-AF3	Corporate Bond – 5.61% – due 05/25/36	492,055
	FNMA #763798	Government Obligation – 5.50% – due 03/01/34	491,449
	FANNIE MAE 2010-M4 0.000%	Government Obligation – 2.52% – due 06/25/20	484,029
	FNMA #555591	Government Obligation – 5.50% – due 07/01/33	481,795
	FNMA #725773	Government Obligation – 5.50% – due 09/01/34	476,117
	FNMA REMIC TRUST 2010-M5	Government Obligation – 2.26% – due 07/25/20	475,616
	FNMA #555432	Government Obligation – 5.50% – due 05/01/33	473,670
	FNMA #462237	Government Obligation – 5.16% – due 07/01/16	471,307
	GNMA II #003501	Government Obligation – 6.00% – due 01/20/34	471,026
	SBC COMMUNICATIONS	Corporate Bond – 6.25% – due 03/15/11	468,454
	FNMA #22092	Government Obligation – 5.50% – due 09/01/34	468,415
	CSMC 2006-C1-A2	Corporate Bond – 5.51% – due 02/15/39	466,092
	WORLD OMNI AUTO REC TRUST	Corporate Bond – 0.21% – due 05/15/15	461,469
	GNMA REMIC TRUST 2009-86	Government Obligation – 3.54% – due 09/16/35	461,276
	MERCEDES BENZ AUTO	Corporate Bond – 2.14% – due 08/15/16	459,888
	ALLY AUTO 2010-1	Corporate Bond – 2.30% – due 12/15/14	457,561
	HONDA AUTO RECEIVABLES OWNER TRUST 2010-2 A4	Corporate Bond – 1.92% – due 06/18/13	456,930
	AMERICREDIT AUTO	Corporate Bond – 1.00% – due 01/15/14	456,773
	FEDERAL NATL MTGE ASSN POOL #672194	Government Obligation – 5.00% – due 12/01/17	455,598
	FNMA # 735578	Government Obligation – 5.00% – due 06/01/35	438,503
	PROCTOR & GAMBLE	Corporate Bond – 1.80% – due 11/15/15	437,217
	BANK OF AMERICA FDIC GTD TLG	Corporate Bond – 2.10% – due 04/30/12	435,337
	FLORIDA POWER CORP	Corporate Bond – 5.65% – due 06/15/18	413,045
	FHLMC(NON GOLD) ARM #1G2450	Government Obligation – 5.90% – due 08/01/36	412,189
	JPMORGAN CHASE	Corporate Bond – 1.65% – due 02/23/11	403,113
	FNMA #704265	Government Obligation – 5.50% – due 05/01/33	398,357
	FNMA #555528	Government Obligation – 6.00% – due 04/01/33	377,935
	FNMA #725815	Government Obligation – 6.00% – due 12/01/33	364,118
	FNMA	Government Obligation – 5.00% – due 08/01/34	360,148
	U S BANCORP MEDIUM TERM NTS- BOOK ENTRY TRANCHE #TR00166	Corporate Bond – 2.45% – due 07/27/15	358,118
	FEDERAL NATL MTG ASSN	Government Obligation – 1.13% – due 04/26/13	356,659
	CITIGROUP INC	Corporate Bond – 6.50% – due 01/18/11	355,859
	FNMA #357324	Government Obligation – 5.00% – due 01/01/33	354,844
	CNH EQUIPMENT TRUST	Corporate Bond – 1.17% – due 05/15/15	349,120
	FEDERAL HOME LN MTG CORP	Government Obligation – 1.88% – due 03/08/13	347,913
	FEDERAL HOME LN MTG CORP	Government Obligation – 0.75% – due 07/06/12	346,267
	FNMA #735935	Government Obligation – 5.00% – due 12/01/18	345,061
	CAMPBELL SOUP CO	Corporate Bond – 3.05% – due 07/15/17	325,609
*	WACHOVIA AUTO OWNER TR 2008-A ASSET BACKED NT CL A-3A	Corporate Bond – 4.81% – due 09/20/12	323,599
	FEDERAL NATL MTGE ASSN POOL #890231	Government Obligation – 5.00% – due 07/01/25	307,970
	FNMA ARM #826908	Government Obligation – 5.09% – due 08/01/35	290,607
	FHLMC REMIC SERIES 3296 NA	Government Obligation – 5.00% – due 02/15/21	284,351
	AMCAR 2008-AF A3	Corporate Bond – 5.68% – due 12/12/12	275,789
	F CI 988961	Government Obligation – 5.50% – due 08/01/23	274,956
	JPMCC 2003-C1-A1	Corporate Bond – 4.27% – due 01/12/37	274,876
	FEDERAL NATL MTGE ASSN POOL #995097	Government Obligation – 6.50% – due 10/01/37	273,739
	FNMA #646147	Government Obligation – 7.00% – due 06/01/32	271,192
	F CI 988113	Government Obligation – 5.50% – due 08/01/23	268,661
	BANC AMER CMBS 2005-3 A-3A 4.6210%	Corporate Bond – 4.62% – due 07/10/43	259,657
	RAMC 2006-2-AF3	Corporate Bond – 5.69% – due 08/25/36	259,397
	RENAISSANCE HOME EQUITY LN TR 2006-4 MTG PASS THRU CTF CL AF-6	Corporate Bond – 5.34% – due 01/25/37	255,971
	CITIGROUP INC	Corporate Bond – 5.50% – due 10/15/14	255,929
	JPMCC 2004-LN2-A1	Corporate Bond – 4.47% – due 07/15/41	251,509
	CS FIRST BOSTON MTGE SECURITIES	Corporate Bond – 5.10% – due 08/15/38	238,288
	FNMA #886054	Government Obligation – 7.00% – due 07/01/36	236,665

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	WMALT 2007-OC1-A2	Corporate Bond – 0.59% – due 01/25/47	235,732
	FNMA 30YR TBA	Government Obligation – 6.50% – due 01/01/30	222,250
	RENAISSANCE HOME EQUITY LN TR 2007-2	Corporate Bond – 5.74% – due 06/25/37	213,706
	TRIAD AUTOMOBILE RECEIVABLES TR 2007-B ASSET BKD NT CL A-3	Corporate Bond – 5.24% – due 10/12/12	212,898
	FNMA #741897	Government Obligation – 5.00% – due 10/01/33	201,039
	FNMA #254793	Government Obligation – 5.00% – due 07/01/33	197,064
	CWL 2005-17-1AF2	Corporate Bond – 5.36% – due 12/25/35	188,694
	INDX 2006-AR13-1A1	Corporate Bond – 6.11% – due 07/25/36	188,561
	FNMA #672029	Government Obligation – 6.00% – due 12/01/17	182,792
	FNMA 2004-60 PA	Government Obligation – 5.50% – due 04/25/34	180,189
	FNMA ARM #887096	Government Obligation – 5.81% – due 07/01/36	172,089
	FGOLD 15 YR #G12101	Government Obligation – 5.00% – due 11/01/18	163,333
	FNMA ARM #849082	Government Obligation – 5.82% – due 01/01/36	162,767
	FNMA #545864	Government Obligation – 5.50% – due 08/01/17	144,477
	FNMA #865689	Government Obligation – 5.85% – due 02/01/36	143,704
	FEDERAL NATL MTGE ASSN POOL #976421	Government Obligation – 4.50% – due 03/01/23	143,537
	RAMC 2005-3-AF3	Corporate Bond – 4.77% – due 10/25/35	140,477
	GMACM 2004-HE-A4	Corporate Bond – 3.65% – due 10/25/33	133,499
	FHLMC #D95319	Government Obligation – 6.00% – due 03/01/22	131,981
	WBCMT 2005-C18-A2	Corporate Bond – 4.66% – due 04/15/42	124,599
	FNMA ARM #866097	Government Obligation – 6.14% – due 02/01/36	120,053
	FHLMC 2907-AG	Government Obligation – 4.50% – due 03/15/19	108,363
	FNMA 15YR TBA	Government Obligation – 5.50% – due 01/01/15	107,500
	AT&T INC	Corporate Bond – 2.50% – due 08/15/15	105,875
	FNMA #809534	Government Obligation – 5.13% – due 02/01/35	105,170
	FNMA #725090	Government Obligation – 4.81% – due 11/01/33	101,071
	GNMA REMIC TRUST 2010-63	Government Obligation – 2.54% – due 04/16/28	100,647
	FNMA #681400	Government Obligation – 5.50% – due 03/01/18	97,633
	FNMA #648349	Government Obligation – 6.00% – due 06/01/17	95,498
	PACIFICORP	Corporate Bond – 5.45% – due 09/15/13	94,498
	FNMA ARM #768117	Government Obligation – 5.44% – due 08/01/34	93,322
	FHLMC GOLD #E97247	Government Obligation – 5.00% – due 06/01/18	90,519
	FNMA #705304	Government Obligation – 4.91% – due 06/01/33	84,568
	RAMC 2005-4-A3	Corporate Bond – 5.56% – due 02/25/36	83,992
	FNMA #764082	Government Obligation – 4.80% – due 01/01/34	81,554
	FNMA ARM #872753	Government Obligation – 5.83% – due 06/01/36	81,519
	CWALT 2006-OA11-A3	Corporate Bond – 0.65% – due 09/25/04	81,471
	FNMA ARM #799769	Government Obligation – 5.05% – due 11/01/34	78,439
	FNMA ARM #786628	Government Obligation – 5.67% – due 07/01/34	76,100
	FHLMC 2843-BA	Government Obligation – 5.00% – due 01/15/18	73,633
	FNMA ARM #801344	Government Obligation – 5.06% – due 10/01/34	68,852
	FNMA #636030	Government Obligation – 6.50% – due 04/01/32	68,184
	FNMA #568049	Government Obligation – 6.00% – due 04/01/16	58,647
	FNMA #703937	Government Obligation – 5.50% – due 05/01/18	56,327
	FHLMC GOLD #E99565	Government Obligation – 5.50% – due 09/01/18	50,763
	BACM 2005-6-A2	Corporate Bond – 5.19% – due 09/10/47	50,001
	FHLMC GOLD #C66932	Government Obligation – 6.00% – due 05/01/32	48,158
	FHLMC #780514 ARM	Government Obligation – 5.01% – due 05/01/33	43,363
	FNMA #254536	Government Obligation – 7.00% – due 09/01/17	27,402
	FHLMC 2617 HD	Government Obligation – 7.00% – due 06/15/16	25,641
	FNMA 2004-W3 A15	Government Obligation – 5.00% – due 05/25/34	1,263
	FNMA #545701	Government Obligation – 7.00% – due 07/01/12	775

			$705,846,589

Note: Column (d) is not applicable for participant-directed investments.

* Represents a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Limited Brands, Inc. Savings and Retirement Plan

Date: June 24, 2011	By:	/s/ Ezra Singer
Ezra Singer
Senior Vice President,
Talent Management & Total Rewards

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP